Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 13, 2014

Topic: Integration

Publish Date: Week of August 11

Key Contact: Bill Burke

Covidien’s Vice President for Integration, Bill Burke, on integration planning

As plans move forward for the acquisition of Covidien by Medtronic, one of the keys to the success of the future organization will be a smooth integration of both companies. Bill Burke, most recently the Chief Financial Officer for Covidien Europe, is now Covidien’s Vice President, Integration. As head of planning and implementation he will oversee the teams that have been formed to work on various aspects of the integration planning. The following interview is the first in a series of communications designed to update you on the progress of the integration planning and how it may affect you, your colleagues and ultimately our customers and patients.

What are the goals of integration planning?

We want to ensure a smooth transition upon the closing of the acquisition of Covidien by Medtronic. While the closing is not expected until the end of this year or the beginning of next, we are going to do everything we can to make that transition as seamless as possible. It’s critical that we do so in a way that enables us to maintain our business momentum. That’s our top priority. It is also important that we put ourselves in a position to meet our growth and cost targets. Another key goal is to accelerate our journey toward becoming a fully integrated healthcare product and services company, so that together, Covidien and Medtronic will be able to offer a much broader portfolio of products and services. To accomplish that goal, both companies must be on the same page throughout the integration process, which is why we are working collaboratively with our counterparts at Medtronic.

What is your role with regard to integration planning?

I see my role as being a conduit for delivering value from the combination of our two companies, which means identifying opportunities for growth and for efficiencies from the combination of our businesses.

There are a number of integration planning teams. What are their responsibilities?

We have a core team as part of our integration management office. We also have functional integration planning teams and value driver teams. While they all have different areas of responsibility, collectively their charge is to come up with ideas and plans that support our integration planning goals and then execute those plans. All of this is designed to prepare us not only for day-one of the future organization, but for the days, weeks and months that follow so that we can hit the ground running and sustain our business performance.

What are some of the tasks and work streams that the teams will focus on?

There are several, but here are a few of the most significant. One is master planning – maintaining governance of the integration process and putting various operating mechanisms in place to help us get to our goals. A second is value-capture – making sure that our functional work streams achieve the savings targets that we need to achieve. A third involves the culture of our new joint entity. We need to understand the cultural similarities as well as the differences between Covidien and Medtronic and shape what the new culture will become. And, there’s a team responsible for creating and implementing a comprehensive communications plan so that you and your colleagues will stay informed about what is happening with regard to our integration planning efforts. Beyond the functional tasks, we have teams looking at some of the big picture issues and decisions. For example, how might our two companies do things differently to accelerate growth? Should certain product and service portfolios be handled by us or by Medtronic or both? What’s the best way to go to market? How do we approach our providers and hospitals as this new business entity? We have very capable people working on developing the answers to those questions.

What are the immediate next steps? What will we see happening?

We are still in the preparation stage. Our U.S. integration team leaders have just completed a “boot camp” – a comprehensive training session. We’re preparing a similar session for team leaders who are outside the U.S. We’re in the process of establishing and finalizing cost and synergy savings targets. We’re currently developing the communications plan I mentioned earlier. In short, a lot of prep work is happening right now.

What do you want our employees to keep top-of-mind about the integration?

I would ask everyone to remember that we are only in the planning process at this point in time. We must continue to run our companies independently and deliver on our current commitments to our customers. That shouldn’t stop while we plan for integration to take place.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS